Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2 Date of Material Change

March 1, 2016 and March 7, 2016

Item 3 News Release

The news release announcing the closing of the bought deal financing of Subscription Receipts was issued by the Company on March 1, 2016 and distributed through CNW Group and filed on SEDAR.

The news release announcing the closing of the acquisition of the Sanofi Products was issued by the Company on March 7, 2016 and distributed through CNW Group and filed on SEDAR.

Item 4 Summary of Material Change

On March 1, 2016, the Company completed the sale of 14,250,000 subscription receipts of the Company (the “Subscription Receipts”) at a price of $1.90 per Subscription Receipt, for aggregate gross proceeds of $27,075,000 (the “Offering”).

On March 7, 2016, the Company and certain of its subsidiaries completed the acquisition from Sanofi S.A. of the rights to the Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products (the “Sanofi Products”) in France and select other markets for a purchase price of €22.5 million.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Subscription Receipt Financing

On March 1, 2016, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Clarus Securities Inc. and including Cormark Securities Inc., Laurentian Bank Securities Inc., CIBC World Markets Inc., Dundee Securities Ltd., GMP Securities L.P., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Underwriters") pursuant to which the Company sold, on a bought deal private placement basis, an aggregate of 14,250,000 Subscription Receipts of the Company at a price of $1.90 per Subscription Receipt, for aggregate gross proceeds of $27,075,000.  The Company completed the sale of the 14,250,000 Subscription Receipts on March 1, 2016.

The proceeds of the Subscription Receipts were delivered into closing upon issuance of the Subscription Receipts and released to the Company to fund the acquisition of the Sanofi Products.  Each Subscription Receipt has converted into one special warrant of the Company upon completion of the escrow release (the “Special Warrants”). Each Special Warrant is convertible into one common share of the Company (the “Underlying Shares”).

The Company will use its best efforts to file a prospectus supplement further to its base shelf prospectus dated October 30, 2015 in order to qualify the issuance of the Underlying Shares upon conversion of the Special Warrants in Canada. The prospectus supplement will be filed following the filing of a business acquisition report by the Company in connection with the acquisition of products from UCB Pharma on February 4, 2016. The Special Warrants will automatically convert into common shares upon the earlier of (i) the third business day following the filing of the prospectus supplement, and (ii) the date that is four months and one day from the date of the closing of the Offering.

The Company has used the proceeds of the Offering, together with an advance under the Company’s amended and restated credit facility announced on February 1, 2016, to fund the acquisition of the Sanofi Products.

Purchase of the Sanofi Products

On March 7, 2016, the Company and certain of its subsidiaries acquired from Sanofi S.A. the rights to the Sanofi Products in France and select other markets for a purchase price of €22.5 million. Surgestone® and Provames®, are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia, while Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Andrew Patient

Chief Financial Officer

Telephone: (416) 593-3725

Item 9 Date of Report

March 9, 2016